082-03023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

SUPPL

07021434

February 20, 2007

SEC MAIL
RECD
FEB 2 2007
WASH. DC 184

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. 82-4991

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canadian Corporate News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

/dc

Encl.

dlw 3/1

GOLDEN HOPE MINES LIMITED

Suite 1320, 4 King Street West
Toronto, Ontario
M5H 1B6

File No. 82-4991

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

February 20, 2007

Golden Hope Mines reports 12 g/t Au over 2 meters; 6.16g/t over 4 meters; and 4.57g/t over 5 meters; all close to surface on its Bellechasse Gold Project in southeastern Quebec.

Down-hole Hammer drilling program:

The purpose of the Fall 2006 down-hole-hammer drilling program was to obtain samples large enough to reduce or overcome sampling challenges presented by the mineralization in the Timmins and related zones.

Mineralization known in the Timmins Zone is hosted in a diorite-gabbro (the Timmins gabbro) emplaced approximately 400 million years ago. Mineralization is slightly younger than the intrusive, and apparently developed during the cooling phase of the intrusive event. The intrusive appears to be a plug about 500m (1,640 feet) in diameter that is only partially exposed by erosion. Much of the surface of the plug lies beneath a thin capping of sedimentary rocks of the Magog Group.

The Timmins North Zone lies on the northwest shoulder of the intrusive and shows evidence of shallow northwest-dipping fracture zones invaded by quartz. One such zone is exposed on surface and repetitions have been identified in core from historical diamond drill holes, some as deep as approximately 300m below surface.

19 holes were drilled in the host gabbro for a total of 702.5 meters (2,304 feet) using a down-hole hammer rig. The deepest hole was 75m (246 feet). Most were drilled using a 153mm (6 and 1/32 inches) diameter bit. This gives a theoretical volume of 18.385L per meter. The drill rig uses rods that are 20 feet long. In order to have all rod additions take place at the end of a sample, each sample interval was 1.016m (3.33 feet) in length.

A total of 628 samples providing slightly over 30 tonnes of material were collected. Results of preliminary assaying are available for about half of the total.

During orientation a one kilogram cut was taken from each sample and sent for standard fire assay on a 1AT aliquot, followed by Total Pulp Metallic treatment of the entire quantity submitted.

In most cases TPM assaying of the preliminary samples confirmed the initial values. Therefore, subsequent sampling used results from the first fire assay to determine which samples should receive further treatment. Any sample giving detection limit or less than approximately 250ppb can be considered waste and further treatment, except under special circumstances, is not warranted.

All samples returning values greater than 1g/tonne justify more detailed attention, along with some lower grade sections within the quartz-rich zones.

Seven samples have been subjected to detailed investigation and, based on preliminary results received to date, about 70 additional samples are marked for similar treatment.

Preliminary grade data: the numbers in the first column represent the hole number and the distance from surface in the hole. All samples are 1.016m length

Hole # - distance from surface	Total Pulp Metallic 1kg g/tonne	Detailed treatment g/tonne
33-01m	7.91	
33-07m	1.77	
33-08m	0.97	
33-09m	2.02	
33-18m	5.35	4.58
33-19m	18.66	
34-07m	1.31	
34-08m	2.55	
34-09m	0.65	
34-10m	4.95	
34-11m	0.29	
34-12m	1.98	
34-13m	0.55	
34-28Bm	4.80	
34-31m	1.20	
34-32m	0.65	
34-33m	0.70	
34-34m	2.16	
34-35m	0.55	

34-41m	0.86	
34-42m	3.82	
34-43m	1.06	
36-29m	2.65	
36-30m	0.22	
36-31m	1.15	
36-37m	1.05	
36-38m	0.44	
36-39m	0.78	
36-47m	1.50	
36-48m	0.50	
36-49m	0.58	
36-50m	2.43	
36-51m	0.44	
36-52m	0.08	
36-53m	1.89	1.49
36-56m	1.19	3.41
38-36m	1.25	
38-42m	4.29	
38-43m	6.48	
38-44m	9.58	7.18
38-45m	4.29	4.06
39-13m	3.85	
39-14m	2.28	
39-15m	0.84	
39-16m	0.56	
39-21m	18.85	17.93
39-22m	0.83	2.13
39-23m	1.09	
39-24m	0.70	
39-25m	1.38	
50-06m	1.00	
50-10m	1.12	
50-11m	3.91	
50-28m	5.40	
50-36m	1.38	
50-37m	0.75	

Available information on the Timmins Zone mineralization is being reassessed. The mineralized bodies give the impression they are quite flat-lying. The mineralized shears in the Timmins Zone appear to extend for at least 100m in a northeast direction parallel to the contact of the intrusive with the sediments to the northwest. These quartz-bearing zones vary in thickness from less than 1 metre to 5 or more meters. They appear to repeat at 10 to 15 meter intervals vertically from surface to the bottom of the deepest hole drilled to date (approximately 300m). Segregation of values is observed in diamond drill cores with visible gold tending to appear in clusters of 250μ to 1000μ grains.

Preliminary sampling results must be checked by further preparation of the cuttings and additional assaying. The results of the detailed sampling will become available during the next two months.

The known mineralized zones are structurally controlled and appear in both the Timmins Gabbro and in shear zones in the host sediments (Ascot Zone). An airborne magnetic survey of the Bellechasse portion of the property was completed in late January. Results are expected shortly. This information will assist in locating and defining the limits of other gabbro intrusives that may host mineralization similar to that in the Timmins Zone and in the shear-hosted Ascot Zone.

Further diamond drilling of the Timmins Zone is planned in the next two months and additional DDH sampling can be done after spring break-up.

The technical data on the Bellechasse exploration program was reviewed by Mr. James Tilsley, P.Eng., a Qualified Person (QP) as defined under NI 43-101 guidelines. Analyses were performed by Eastern Analytical Limited, Springdale, Newfoundland.

ON BEHALF OF THE BOARD

"Peter H. Smith"

PETER H. SMITH, Director, V.P. Exploration

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 *or*
Mr. Louis Hoel: (416)521-6362 *or* visit **www.goldenhopemines.com**

END